

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

Via Email
J. Michael May, Esq.
Executive Vice President and
Chief Legal Officer
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

> **Re: General Motors Financial Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 12, 2011**
> **File No. 333-176784**

Dear Mr. May:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 12, 2011

General

1. We note that you are registering the new notes in reliance on our position enunciated in *Exxon Capital Holdings Corp.* (April 13, 1988). *See also*, *Morgan Stanley & Co. Inc.* (June 5, 1991) and *Shearman and Sterling* (Jul. 2, 1993). Accordingly, with your next amendment, please provide us with a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

2. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be

included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Disclosure Regarding Forward-Looking Statements, page i

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Financing, page 4

4. Please consider adding diagrams that explain the processes pursuant to which you receive financing for loan and lease originations (i.e., credit facilities and securitizations). Include similar disclosure in future filings.

Competitive Strengths, page 5

5. We note the heading, "Leading automobile finance franchise with long-term track record." Please clarify what you mean by "leading."

6. Please balance the information in this section with disclosure that addresses the company's competitive weaknesses. Include similar disclosure in future filings.

Opportunity for future growth, page 5

7. We note that at June 30, 2011 you had approximately 13,800 GM, non-GM and independent dealerships with active dealer agreements. Please provide a breakdown of the number of GM, the number of non-GM and the number of independent dealerships with which you have active dealer agreements.

Withdrawal, page 10

8. We note the disclosure indicating that you will return any old notes not accepted for exchange "as soon as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Credit Underwriting, page 39

9. Please revise here and in your financial statements to disclose any loan product terms that may give rise to a concentration of credit risk. Refer to ASC 825-10-55.

10. Please revise to clearly disclose how your subvention program with GM impacts the loan prices recommended by your proprietary scoring system. For example, if your proprietary system recommends a higher interest rate than what you actually charge due to the subvention program, clearly disclose that fact.

Financing, page 41

11. We note that you transfer receivables to securitization trusts that issue asset-backed securities to investors. Please revise to disclose whether you make representations and warranties about the loans to the securitization trusts. If so, describe the representations and warranties. Also, describe what your obligations are if the representations and warranties are breached, such as whether or not you are obligated to repurchase the loans in the event of breach. Include similar disclosure in future filings.

Credit Quality, page 73

12. Please revise to provide credit quality information as of the date of the most recent interim period presented in your Form S-4.

13. On page 74, you disclose that the allowance for loan losses as a percentage of receivables for the three month period ended December 31, 2010 is not comparable to fiscal 2010 and 2009 because of the implementation of purchase accounting as a result of the merger. Please revise to include the following:

    a. Provide additional discussion of how your accounting for credit impaired loans impacts your credit metrics and trends and identify those most impacted;

    b. Provide additional discussion of the comparability of your credit ratios and trends between periods and with your peers; and

    c. More clearly discuss how you classify credit impaired loans as non-accrual or delinquent subsequent to the merger.

Deferrals, page 75

14. You disclose that you offer payment deferrals where the consumer is allowed to move up to two delinquent payments to the end of the loan generally by paying a fee.

     a. Please tell us how you evaluated whether these modifications should be accounted for as troubled debt restructurings. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

     b. Please tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.

Interest Rate Risk, page 81

15. We note that under certain circumstances your special purpose finance subsidiaries are contractually required to enter into hedging transactions and that you may enter into offsetting hedging transactions as a result of which you retain certain financial risks, including interest rate risk. If the retained exposure could be material, please add a risk factor that explains the risks associated with entering into these offsetting hedging transactions and quantify your exposure as of the most recent quarter end. Include similar disclosure in future filings.

Quantitative and Qualitative Disclosures About Market Risk, page 82

16. Please revise to disclose the meaning of the following terms that are contained in the tables on pages 84-86: average pay rate, average receive rate and average strike rate. Provide narrative disclosure that will help investors better understand this information. Include similar disclosure in future filings.

17. Please revise to disclose information about your interest rate-sensitive financial instruments by expected maturity as of June 30, 2011.

Modification or Termination of Exchange Offer, page 91

18. We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

19. We note the disclosure on page 92 that you reserve the right to waive conditions to the exchange offer in whole or in part at any time or from time to time in your discretion. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

December 31, 2010 Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-9

20. In the "Purchase Accounting" section you disclose that the allocation of the purchase price resulted in an increase in the carrying value of net finance receivables. In the "Finance Receivables, Non-Accretable Discount …" section you disclose that you recorded a net discount on finance receivables. Please revise your disclosure to clarify this apparent inconsistency.

Post-Acquisition Finance Receivables and Allowance for Loan Losses, page F-10

21. Please revise to disclose if you measure impairment individually for any finance receivables.

Derivative Financial Instruments, page F-13

22. Please revise to provide additional details regarding the type of derivative instruments purchased as credit enhancements in connection with your securitization transactions and credit facilities.

Revenue Recognition – Finance Charge Income, page F-14

23. You disclose that accrual of finance charge income is suspended on accounts in bankruptcy. Please tell us the balance of loans in bankruptcy at December 31, 2010 and as of the most recent interim date presented in your filing and tell us how you measure impairment on these loans. In addition, clarify the type of bankruptcy involved (Chapter 13, Chapter 7, etc.). If you do not measure impairment individually, please tell us why not considering the guidance in ASC 310-40-15-6.

24. Please revise to clarify your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

25. Please revise to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Note 2. Financial Statement Effects of the Merger, page F-15

26. ASC 805-10-50-1 requires you to disclose information that enables users of your financial statements to evaluate the nature and financial effect of the merger. Considering this guidance, please revise to present the following information:

   a. In a tabular format, present the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger. Please separately present loans accounted for under ASC 310-30 and loans not accounted for under ASC 310-30 in this disclosure.

b. Disclose how you identified loans accounted for under ASC 310-30 and describe if and how you aggregate loans in pools.

c. Clarify that the premium solely relates to loans not accounted for under ASC 310-30 or clearly explain to us how you can have a premium and a non-accretable discount for a particular loan portfolio. To the extent that the some portion of the premium relates to the accretable yield on loans accounted for under ASC 310-30, please revise to use terminology consistent with the guidance in ASC 310-30 (e.g. accretable yield).

d. Clarify whether you accrete the loan premium over the remaining life of the receivables using the contractual or expected cash flows.

Note 5. Finance Receivables, page F-18

27. Please revise to disclose the following information related to loans accounted for under ASC 310-30:

a. The outstanding balance and related carrying amount at the beginning and end of each period presented in your filing.

b. The amount of accretable yield at the beginning and end of each period presented in your filing, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period.

c. The contractually required payments receivable, cash flows expected to be collected and the fair value at October 1, 2010.

d. The amount of the allowance for loan losses at the beginning and end of each period presented in your filing.

Refer to ASC 310-30-50 for guidance and ASC 310-30-55-25 for illustrative note disclosure.

28. Please revise your table on page F-18 described as "Finance receivables consist of the following" to:

a. Clarify that the "Pre-acquisition finance receivables" line item represents the carrying amount of the receivables prior to purchase accounting; and

     b. Explain to us and revise to clarify where the accretable discount is presented in the table.

29. We note your disclosure that recoveries increased the non-accretable discount by $101 million in the quarter ended December 31, 2010. Please explain to us the facts and circumstances related to a recovery of a charged-off receivable resulting in an increase in the non-accretable discount. Please provide an example transaction and detail the journal entries recorded and clearly explain the impact on the non-accretable discount.

Note 9. Securitization Notes Payable, page F-23

30. Please tell us why you refer to the apparent premium on your notes payable recorded in connection with your purchase accounting as a "finance receivables premium" or revise to clarify the nature of the premium.

June 30, 2011 Financial Statements

31. We note you have focused on increasing lease originations. Please revise to disclose all relevant accounting policies related to your lease activities. Specifically disclose how you measure impairment and tell us how you considered whether this portfolio should be considered a separate loan portfolio segment for disclosure required by ASC 310-10-50.

Note 3. Finance Receivables, page F-64

32. On page F-14, you disclose that "accrual of finance charge income is suspended on accounts that are more than 60 days delinquent, accounts in bankruptcy, and accounts in repossession." Please revise to disclose in a tabular format the recorded investment in loans more than 60 days delinquent, in bankrupt loans and loans in repossession that aggregates to your loans on non-accrual status. Please ensure that this disclosure is consistent with your disclosure of total nonaccrual loans of $418.6 million on page F-65 and amounts disclosed in your delinquency table on page F-66.

33. You disclose on page F-65 that "as a result of improvements in the credit performance of the pre-acquisition portfolio we estimated that the non-accretable pre-acquisition discount exceeded expected future credit losses by $187.4 million, and we transferred this excess non-accretable pre-acquisition discount as an offset to finance receivables premium." We note the guidance in ASC 310-10-35-10b related to increases in expected cash flows refers to probable and significant increases in cash flows previously expected to be collected and recalculating the amount of accretable yield. Your wording and terminology do not appear consistent with the guidance and therefore is it difficult to understand your disclosure. Please explain to us how you applied the guidance to your specific facts and circumstances and revise your disclosure to use appropriate wording and terminology consistent with the guidance.

Note 5. Securitizations, page F-67

34. Please revise to clarify the nature of distributions as used in the table on page F-67 and explain where this activity is presented in the income statement and cash flow statement.

35. Please revise to clarify that servicing fees are not separately recorded in the finance charge income since the trusts are consolidated.

Exhibit 5.1

36. Please confirm that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

37. We note the last sentence of the legal opinion, which appears to disclaim responsibility to update the opinion after September 12, 2011. Please arrange for counsel to revise to state that the opinion speaks as of the effective date of the registration statement or confirm that you will refile the opinion on the date of effectiveness.

Exhibit 99.1

38. Please file the form of letter of transmittal with your next amendment or tell us when you plan to file it. Note that we may have comments after reviewing this document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Todd Schiffman, Assistant Director, at (202) 551-3491 with any other questions.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant

cc: L. Steven Leshin, Esq.
        Gregory J. Schmitt, Esq.
            Hunton & Williams LLP